UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___________________

FORM 11-K
___________________

 (Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from ________ to ________

For the fiscal year ended December 31, 2007

Commission file number  000-49747

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST SECURITY GROUP, INC. 401(k)
AND EMPLOYEE STOCK OWNERSHIP PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Security Group, Inc.
531 Broad Street
Chattanooga, Tennessee  37402

First Security Group, Inc. 401(k) and Employee Stock Ownership Plan

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees
First Security Group, Inc. 401(k) and Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of First Security Group, Inc. 401(k) and Employee Stock Ownership Plan as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the net assets available for benefits of First Security Group, Inc. 401(k) and Employee Stock Ownership Plan as of December 31, 2007 and 2006, and changes in the net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at End of Year and Schedule of Reportable (5%) Transactions as of the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Joseph Decosimo and Company, PLLC
Chattanooga, Tennessee
June 30, 2008

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE
STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2007 and 2006

	December 31, 2007			December 31, 2006
	Allocated	Unallocated	Total	Allocated	Unallocated	Total

ASSETS

Interest-bearing cash	$1,525	$-	$1,525	$-	$-	$-
Investment in First Security Group, Inc. common stock, at fair value	1,103,049	3,388,953	4,492,002	548,217	5,216,783	5,765,000
Mutual funds	7,274,544		7,274,544
Pooled separate accounts	-	-	-	5,523,147	-	5,523,147
Investment contract with insurance company	-	-	-	485,217	-	485,217
Total assets	8,379,118	3,388,953	11,768,071	6,556,581	5,216,783	11,773,364

LIABILITIES

Excess contributions payable	-	-	-	30,956	-	30,956
Note payable	-	4,087,026	4,087,026	-	4,954,944	4,954,944
Total liabilities	-	4,087,026	4,087,026	30,956	4,954,944	4,985,900

NET ASSETS AVAILABLE FOR BENEFITS	$8,379,118	$(698,073)	$7,681,045	$6,525,625	$261,839	$6,787,464

The accompanying notes are an integral part of the financial statements.

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE
STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2007

	December 31, 2007
	Allocated	Unallocated	Total
ADDITIONS
Investment income
Net depreciation in fair value of investments	$(157,669)	$(1,053,335)	$(1,211,004)
Dividends on common stock	15,313	84,687	100,000
Dividend and interest income	478,454	-	478,454
Allocation of 75,064 shares, at fair market value	774,495	-	774,495
	1,110,593	(968,648)	141,945

Contributions
Employer	-	1,071,288	1,071,288
Participants	1,174,698	-	1,174,698
Rollover	177,894	-	177,894
	1,352,592	1,071,288	2,423,880

Total additions	2,463,185	102,640	2,565,825

DEDUCTIONS
Benefits paid to participants	601,573	-	601,573
Interest expense	-	288,057	288,057
Administrative expenses	8,119	-	8,119
Allocation of 75,064 shares, at fair market value	-	774,495	774,495

Total deductions	609,692	1,062,552	1,672,244

NET INCREASE (DECREASE)	1,853,493	(959,912)	893,581

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	6,525,625	261,839	6,787,464
End of year	$8,379,118	$(698,073)	$7,681,045

The accompanying notes are an integral part of the financial statements.

First Security Group, Inc. 401(k) and
Employee Stock Ownership Plan

Notes to Financial Statements

NOTE 1 – PLAN DESCRIPTION

The following description of the First Security Group, Inc. 401(k) and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only.  More complete information regarding the Plan’s provisions is provided in the Plan documents.

General
The Plan, as amended, is a defined contribution plan covering all employees of First Security Group, Inc. (the Company) who have completed 90 days of service and are twenty-one years of age or older.  It is subject to the provisions of the Employee Retirement Income Security Act (ERISA) and designed to comply with all regulations of the Internal Revenue Service (IRS).  The Plan is administered by the Company’s Retirement Committee.

Within the Plan, there are two parts, the Employee Stock Ownership Plan (ESOP) and the 401(k) Plan (401(k)).  Unless specified, the following information applies to both parts of the Plan.

The ESOP operates as a leveraged employee stock ownership plan.  The ESOP purchased common stock of the Company with the proceeds of a note payable from the Company.  The note is collateralized by the unallocated shares of stock and is guaranteed by the Company.  The Company has no rights against shares once they are allocated.  Accordingly, the financial statements of the Plan separately present the assets and liabilities and changes therein for allocated and unallocated shares.

Effective January 1, 2007 the Plan was amended in order to satisfy the requirements of a “safe harbor” plan, as defined by the IRS.

Contributions
401(k) - Each year, participants may contribute up to 75 percent of pretax annual compensation, not to exceed the annual limitations set by the IRS.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers fifteen mutual funds as well as Company stock as the investment options for participants.  Effective January 1, 2007, the Company matches eligible employee contributions dollar for dollar in Company common stock up to 6 percent of the participant’s compensation.  Matching Company contributions are immediately vested for Plan participants.  This and other aspects of the latest amendments meet the requirements of a safe harbor plan. Contributions are subject to certain limitations.

ESOP – The Plan purchased common stock of the Company with the proceeds of a note payable.  The Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan’s earnings, are equal to the amount necessary to enable the Plan to make the scheduled payments of principal and interest due on the note.  Discretionary contributions can be made at the option of the Company’s Board of Directors.

Participant Accounts
401(k) - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

ESOP – Each participant’s account is allocated shares of Company stock based on the amount of the loan payment.  Payments are required at least annually.  The aggregate number of shares allocated is determined by multiplying the number of unallocated shares on the payment date by the proportion of the principal and interest payment to the total current and future principal and interest payments for the loan as defined by the Plan document and loan document.

Stock dividends on allocated shares are credited to each participant’s account.  Stock and cash dividends on unallocated shares are required to repay the loan.  Based on each participant’s election, cash dividends on allocated shares may be (a) credited to the participant account and reinvested in Company stock or (b) distributed in cash to the participant. The Plan Administrator may elect to use cash dividends paid on allocated shares of Company stock in the ESOP accounts to repay the loan. Such an election by the Plan Administrator would supersede the participant’s election.  In the event that cash dividends on allocated shares are used to repay the loan, an additional allocation of shares to participants for not less than the value of the cash dividend is required.  More complete information regarding the allocation of shares to individual participant accounts may be found in the Plan document.

Forfeitures and Vesting
Effective January 1, 2007, all participants were fully vested in Company matching contributions and any earnings thereon. Prior forfeited balances of terminated participants’ non-vested accounts are available to reduce Company contributions to the Plan.  As of December 31, 2007, forfeited nonvested accounts totaled $36,123.  The Company did not utilize this balance during 2007.

Payment of Benefits
401(k) - Upon termination of service due to death, disability or retirement, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account.  For termination of service for other reasons, a participant will receive the value of the vested interest in his or her account as a lump-sum distribution.

ESOP – Upon termination of service due to death, disability or retirement, a participant will receive the vested portion of his or her account in whole shares of Company stock, cash or a combination of both as elected by the participant.

Diversification
Effective March 31, 2007, a participant may diversify his or her account, including the allocated Company stock in the ESOP, to any available investment options of the Plan.  However, a participant may not elect to have more than 25 percent of future elective deferrals invested in Company stock.  Additionally, a participant may not direct a transfer or reallocation that would result in his or her account’s portion of Company stock to exceed 25 percent, exclusive of the Company match.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become fully vested in their employer contributions.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices followed by the Plan are as follows:

Basis of Accounting
The accompanying financial statements are prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition
The ESOP and 401(k)’s mutual fund investments and interest-bearing cash account are stated at fair value. Contributions may be directed to an interest-bearing cash account or to one of the several separate investment options.  The mutual fund accounts are valued at market value as reported by the investment manager.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Net Appreciation (Depreciation) in the Fair Value of Investments
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or (depreciation) in the fair value of its investments, which consist of realized gains and losses and the unrealized appreciation or (depreciation) on those investments.

Risks and Uncertainties
The Plan’s investments consist of a combination of investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amount reported in the financial statements.

Payment of Benefits
Benefits are recorded when paid.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

NOTE 3 – INVESTMENT CONTRACT WITH INSURANCE COMPANY

As of December 31, 2006 and through March 1, 2007, the 401(k) had a group annuity contract with ING Life Insurance and Annuity Company.  ING maintained the unallocated forfeitures in a separate account.  The accounts were credited with earnings on the underlying investments and charged for Plan administrative expenses.  The contract is included in the financial statements as of December 31, 2006 at fair value as reported to the Plan by the custodian. Effective March 1, 2007, the custodian and third party administrator for the Plan changed from ING Life Insurance and Annuity Company to Federated Investors, Inc. This change terminated the group annuity contract.

As of December 31, 2006 and through March 1, 2007, the 401(k) had a general account that was a guaranteed investment contract (GIC) with ING.  The contract guaranteed a minimum rate of interest for the life of the contract.  Withdrawals for reasons other than benefit payments may have been subject to a market value adjustment and surrender charges.  The account is stated at contract value on the financial statements as of December 31, 2006, which approximates fair value. Effective March 1, 2007, the custodian and third party administrator for the Plan changed from ING Life Insurance and Annuity Company to Federated Investors, Inc. This change terminated the guaranteed investment contract with ING.

NOTE 4– INVESTMENTS

Except for the investment in unallocated common stock of the Company, the Plan’s investments are held by the custodian.

The fair value of the individual investments that represent 5 percent or more of the Plan’s net assets is separately identified as follows:

	2007	2006
Interest-bearing Cash
Other Funds *	$1,525	$-

Mutual Funds
Janus Adviser International Growth CL S	967,332	-
Federated Mid Cap Growth Strategies Fund	694,194	-
Goldman Sachs Mid Cap Value – Service	616,066	-
American Funds Growth Fund of America	825,497	-
Federated Max Cap Index Fund SS	494,507	-
T. Rowe Price Equity Income Fund – R	770,247	-
MDT Balanced Fund A	497,024	-
Federated Total Return Bond Instl Svc	975,150	-
Federated Capital Preservation Fund	1,004,201	-
Other Funds *	430,326	-
	7,274,544	-

401(k) Pooled Separate Accounts
ING VP Money Market Portfolio – Class I	-	670,691
ING VP Intermediate Bond Portfolio – Class I	-	521,286
ING VP Index Plus LargeCap Portfolio – Class I	-	388,032
ING VP Growth Portfolio - Class I	-	386,208
ING VP Index Plus MidCap Portfolio - Class I	-	575,153
ING Oppenheimer Strategic Income Portfolio – Initial Class	-	445,763
ING Oppenheimer Global Portfolio – Initial Class	-	652,586
ING T. Rowe Price Diversified MidCap Growth Port – Initial Class	-	489,222
ING Van Kampen Equity and Income Portfolio – Initial Class	-	529,471
Other Funds *	-	864,735
	-	5,523,147
401(k) Insurance Contract
ING Fixed Account	-	485,217

TOTAL 401(k) INVESTMENTS	$7,276,069	$6,008,364

* Fair value of investments did not represent 5 percent or more of the Plan’s net assets.

During 2007, the 401(k)’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $63,996.

ESOP – The ESOP’s investments consist solely of the Company’s common stock as follows:

	2007		2006
	Allocated	Unallocated	Allocated	Unallocated
Number of shares	122,611	377,389	47,547	452,453
Cost	$1,251,963	$4,310,177	$467,766	$5,094,374
Fair value	$1,101,047	$3,388,953	$548,217	$5,216,783

As of December 31, 2007, all ESOP investments were non-participant directed. The ESOP’s investments depreciated in value by $1,275,000 during 2007.  The participant-directed reinvestment of cash dividends of Company common stock totaled 223 shares and has a fair value of $2,002 as of December 31, 2007.

NOTE 5– NOTE PAYABLE

The ESOP entered into a $5,000,000 note with the Company on December 22, 2005.  This note was amended during 2006 to allow the Plan to borrow up to $5,750,000 to purchase Company securities until December 31, 2006. The note has a term of 15 years, bears interest at 6.25 percent and requires annual payments beginning December 31, 2006. The scheduled amortization of the note for the next five years and thereafter is as follows:

Year	Note Amortization
2008*	$482,554
2009	241,850
2010	257,324
2011	273,787
2012	291,304
Thereafter	$2,540,207

* Includes additional discretionary payments.

The note is secured by the stock purchased by the Plan that has not been allocated to participant accounts. The Company is required to make contributions to the ESOP sufficient to amortize required payments of principal and interest on the note. In addition, the Company may make discretionary profit sharing contributions to the ESOP. Any ESOP contribution will first be used to repay the note. As the note is repaid, shares are allocated as described in Note 1. The treatment of cash dividends on allocated and unallocated shares are also described in Note 1. Beginning December 31, 2006, the Plan elected to repay the note on a quarterly basis. While there are no plans to do so, the payments may return to an annual payment frequency.

As of December 31, 2007, the note had a balance of $4,087,026.  The quarterly payment based on the note amount as of December 31, 2007, is $115,384.

NOTE 6– TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated July 27, 2001, that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE 7- CONCENTRATION OF MARKET RISKS AND OTHER EXPOSURES

The Plan had investments in the common stock of the Company of $4,492,002, approximating 38.2 percent of total assets and 58.5 percent of net assets as of December 31, 2007, and $5,765,000, approximating 49.0 percent of total assets and 84.9 percent of net assets as of December 31, 2006.

The investments in the common stock of the Company are exposed to market risk and potential economic loss that may result from adverse changes in fair value. Other investments of the Plan are also exposed to various risks, such as interest rate, market and credit risks.

Due to the level of risk associated with the common stock of the Company and other investments of the Plan, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 8– PLAN AMENDMENTS

From time to time, the Plan has been amended to comply with the provisions of ERISA and all applicable regulations of the IRS.  Note 1 provides the current provisions of the Plan, as amended.

On December 27, 2006, the Plan was amended to allow participant-directed contributions into Company stock.  The Plan was also amended to provide diversification options in compliance with Code Section 401(a)(35). The Company will make a 100 percent matching contribution in Company stock to elective participant deferrals up to 6 percent of the participant’s compensation. These matching contributions will vest immediately. This amendment satisfies the safe harbor rules in Code Section 401(k)(12) and Code Section 401(m)(11) effective beginning with the 2007 Plan Year.  The Plan was amended for final Treasury Regulations issued under Sections 401(k) and 401(m) of the IRC, which are generally effective for Plan Years beginning after January 1, 2006.

Effective January 1, 2007, the Plan was amended to remove the requirement that employees must elect pre-tax contributions in increments of one percent (1 percent) of compensation.  Additionally, the Plan was amended to provide that if cash dividends are paid on Company Stock allocated to a participant’s ESOP account and the participant does not elect to receive the dividends in cash, the dividends will be automatically reinvested in Company Stock.

NOTE 9– RELATED PARTY TRANSACTIONS

The Company pays a majority of administrative fees on behalf of the Plan, including all legal and accounting fees.  The participants of the Plan are responsible for all advisory and investment fees.

NOTE 10– TRUSTEE

The Trustee of the Plan is FSGBank, N.A. The Trustee under the Plan shall have no discretionary authority or responsibility to direct the investment of assets under the Plan other than as specifically directed by the Retirement Committee of the Company or participants and beneficiaries of the Plan.

SUPPLEMENTAL SCHEDULES

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE
STOCK OWNERSHIP PLAN
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
Schedule H, Part IV, Line 4(i) to Form 5500

December 31, 2007

Employer Identification Number: 58-2461486	Plan Number: 001

	Description		Current
Identity of Issue Borrower, Lessor or Similar Party	Of Investment	Cost	Value

Interest-bearing Cash:
*Employer Stock Awaiting Purchase Fund	-	**	$1,525

Mutual Funds:
*Federated Target ETF 2035 Fund A	2,851 units	**	32,104
*Federated Target ETF 2025 Fund A	17,918 units	**	201,581
*Federated Target ETF 2015 Fund A	9,994 units	**	110,636
AllianceBernstein Int’l Value Fund R	973 units	**	21,444
Janus Adviser International Growth Cl S	15,016 units	**	967,332
*Federated Kaufmann Small Cap Fund A	1,972 units	**	51,020
*Franklin Small Cap Value Fund – R	337 units	**	13,541
*Federated Mid Cap Growth Strategies Fund	17,592 units	**	694,194
Goldman Sachs Mid Cap Value – Service	17,592 units	**	616,066
American Funds Growth Fund of America R3	24,627 units	**	825,497
*Federated Max Cap Index Fund SS	20,980 units	**	494,507
T. Rowe Price Equity Income Fund – R	27,499 units	**	770,247
*Federated MDT Balanced Fund A	36,121 units	**	497,024
*Federated Total Return Bond Instl Svc	91,136 units	**	975,150
*Federated Capital Preservation Fund	100,420 units	**	1,004,201

Common Stock:
*First Security Group, Inc	500,223 shares	5,562,140	4,492,002

TOTAL INVESTMENTS			$11,768,071

  *A party-in-interest as defined by ERISA.
**Cost omitted for participant directed investments.

The above information has been certified by Federated Investors, Inc., the custodian, as complete and accurate, except for the unallocated Company holdings, which is not held by Federated Investors.

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE
STOCK OWNERSHIP PLAN
SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
Schedule H, Part IV, Line 4(j) to Form 5500

For the Year Ended December 31, 2007

Employer Identification Number: 58-2461486	Plan Number: 001

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Identity Of Party Involved	Description Of Asset (Including Interest Rate And Maturity In Case Of A Loan)	Purchase Price	Selling Price	Expense Incurred With Trans- Action	Cost Of Asset	Current Value Of Asset On Transaction Date	Net Gain (Loss)

Category (i) - Single transactions in excess of 5% of plan assets

*ING Life Insurance and Annuity Company	ING VP Growth & Income Portfolio – Class I	-	357,583	-	371,556	357,583	(13,973)
*ING Life Insurance and Annuity Company	ING VP Intermediate Bond Portfolio – Class I	-	543,264	-	569,368	543,264	(26,104)
*ING Life Insurance and Annuity Company	ING VP Index Plus LargeCap Portfolio – Class I	-	412,238	-	429,456	412,238	(17,219)
*ING Life Insurance and Annuity Company	ING VP Growth Portfolio - Class I	-	399,675	-	423,146	399,675	(23,471)
ING Life Insurance and Annuity Company	Pioneer Equity Income VCT Portfolio – Class I	-	385,097	-	410,801	385,097	(25,704)
*ING Life Insurance and Annuity Company	ING T. Rowe Price Diversified MidCap Growth Portfolio – Initial Class	-	536,791	-	575,046	536,791	(38,255)
*ING Life Insurance and Annuity Company	ING Van Kampen Equity & Income Portfolio – Initial Class	-	552,487	-	593,220	552,487	(40,733)
*ING Life Insurance and Annuity Company	ING VP Money Market Portfolio – Class I	-	969,764	-	1,028,804	969,764	(59,040)
*ING Life Insurance and Annuity Company	ING Oppenheimer Strategic Income Portfolio – Initial Class	-	531,752	-	579,355	531,752	(47,603)
*ING Life Insurance and Annuity Company	ING Oppenheimer Global Portfolio – Initial Class	-	713,014	-	755,165	713,014	(42,151)
*ING Life Insurance and Annuity Company	ING VP Index Plus MidCap Portfolio - Class I	-	613,155	-	637,465	613,155	(24,310)

* A party-in-interest as defined by ERISA.

FIRST SECURITY GROUP, INC. 401(k) AND EMPLOYEE
STOCK OWNERSHIP PLAN
SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
Schedule H, Part IV, Line 4(j) to Form 5500

For the Year Ended December 31, 2007

Employer Identification Number: 58-2461486	Plan Number: 001

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)

Identity Of Party Involved	Description Of Asset (Including Interest Rate And Maturity In Case Of A Loan)	Purchase Price	Selling Price	Expense Incurred With Trans- Action	Cost Of Asset	Current Value Of Asset On Transaction Date	Net Gain (Loss)

Category (iii) – Series of transactions in excess of 5% of plan assets

*First Security Group, Inc.	Allocation of 75,064 shares of First Security Group, Inc. common stock	$774,495	-	-	-	$774,495	-
*First Security Group, Inc.	Principal payments on Loan, 6.25% interest, fully amortized, maturity December 31, 2019	$867,918	-	$288,057	-	-	-
Federated Investors, Inc.	Janus Adviser International Growth Cl S	3,123,468	-	-	-	3,123,468	-
*Federated Investors, Inc.	Federated Mid Cap Growth Strategies Fund	972,054	-	-	-	972,054	-
Federated Investors, Inc.	Goldman Sachs Mid Cap Value – Service	842,623	-	-	-	842,623	-
Federated Investors, Inc.	American Funds Growth Fund of America	938,746	-	-	-	938,746	-
*Federated Investors, Inc.	Federated Max Cap Index Fund SS	630,019	-	-	-	630,019	-
Federated Investors, Inc.	T. Rowe Price Equity Income Fund – R	995,938	-	-	-	995,938	-
Federated Investors, Inc.	MDT Balanced Fund A	650,590	-	-	-	650,590	-
*Federated Investors, Inc.	Federated Total Return Bond Instl Svc	1,229,049	-	- -	-	1,229,049	-
*Federated Investors, Inc.	Federated Capital Preservation Fund	3,528,704	-	-	-	3,528,704	-

* A party-in-interest as defined by ERISA.

REQUIRED INFORMATION

Financial Statements

4.
In lieu of the requirements of Items 1 through 3, audited financial statements prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2007 and 2006 are presented on pages 2 through 3.

Exhibits.

The following exhibits are filed with this statement:

Exhibit No.	Description

23.1	Consent of Joseph Decosimo and Company, PLLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST SECURITY GROUP, INC. 401(k) AND
EMPLOYEE STOCK OWNERSHIP PLAN

Date: June 30, 2008	By:	FSGBank, N.A., as trustee
		By:	/s/ Sandy B. Chambers
Sandy B. Chambers
Chairperson of the Retirement Committee
Senior Vice President, FSGBank, N.A.

Exhibit Index

Exhibit No.	Description

23.1	Consent of Consent of Joseph Decosimo and Company, PLLC.